EXHIBIT 99.1

POET Reports on Investor Day Town Hall Meeting

SAN JOSE, Calif., May 18, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX-V:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that its Investor Day Town Hall Meeting held yesterday in Toronto was extremely well attended by investors. About 140 people attended the event in person and over 600 people watched the live video webcast in person.  Ajit Manocha, the Executive Chairman, thanked those attending in person and on-line for their continued support of POET and gave an overview of POET’s roadmap going forward. He stressed that the Company’s immediate goal was to “execute, execute, execute” on the Company’s roadmap. Dr. Suresh Venkatesan, the CEO, gave a very detailed report on the status of POET and the POET team executing to plan on the Lab to Fab to Monetization of its highly disruptive integrated opto-electronic technology.

Dr. Venkatesan stated his firm belief that Integration was the next wave of photonics, and that POET was well positioned to deliver an integrated solution to meet that demand, particularly with the addition of DenseLight Semiconductor and BB Photonics to the POET family.

The acquisition of DenseLight Semiconductors, which was announced on April 28, 2016, brings a unique and differentiated IP that allows POET to expand its reach to Data Center and Long Haul applications and expands POET’s reach in Data Communications and Sensing. DenseLight’s CEO, Jerry Rodrigues, travelled from Singapore and was introduced to the attendees at the Town Hall Meeting. Mr. Rodrigues told the audience that he was delighted to be a part of the new enlarged POET. He stated that DenseLight had been delving into their photonics technology for 15 years waiting for this moment to arrive, and that we now have the right partnership to take this company forward. He said that, with the combined resources of POET and DenseLight, this will give us a quantum leap in where we want to be.

The definitive share purchase agreement for the acquisition of BB Photonics, a pre-revenue, New Jersey-based privately held photonics company was signed on May 16, 2016 and was announced yesterday. BB Photonics currently develops Photonic Integrated Components for the Datacenter market utilizing a Platform Technology approach using Embedded Dielectric Technology that is intended to enable on-chip athermal wavelength control and lower the total solution cost of datacenter photonic integrated circuits.

Dr. Venkatesan stressed the acquisitions of DenseLight and BB Photonics were both very strategic acquisitions which will provide POET with additional differentiated intellectual property and know-how for future product development at its facilities in Singapore and that collectively this will enable POET to better service the end to end Data Communications market and additionally will augment its sensing roadmap.

POET will acquire 100% of the shares of BB Photonics from its shareholders in consideration of the issuance of approximately 2,000,000 common shares from POET’s treasury for a total deemed purchase price of US $1,550,000 in this stock only transaction, based on a price of the US equivalent of $1.00 per share. The number of shares is subject to adjustment based on the increase or decrease in the US-CDN dollar exchange rate before Closing which is expected to take place no later than June 15, 2016, subject to all necessary regulatory approvals including that of the TSX Venture Exchange.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components.  More information about POET and its wholly owned subsidiary, DenseLight, may be obtained at www.poet-technologies.com.

The complete video webcast of the Investors Day Town Hall Meeting may also be viewed on the Company’s website.

For further information:

Robert Ferri
Robert Ferri Partners
Tel: (415) 575-1589
Email: Robert.ferri@robertferri.com

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) “John F. O’Donnell”, Secretary

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward-looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "potential", "estimate", "propose", "project", "outlook", "foresee" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company's expectations for future product development at its facilities in Singapore and that collectively this will enable POET to better service the end to end Data Communications market and additionally will augment its sensing roadmap as well as the expected closing of the BB Photonics acquisition.  They also include the Company’s expectations with respect to the capability, functionality, and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management's expectations regarding future growth, plans for and completion of projects by the Company's third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company's anticipated projects, delays or changes in plans with respect to the development of the Company's anticipated projects by the Company's third party relationships, risks affecting the Company's ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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